 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2) **

Lattice Incorporated

(Name of Issuer)

$0.01 par value Common Stock

(Title of Class of Securities)

518414107

(CUSIP Number)

February 14, 2015 **

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**Date of the most recent required filing.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	518414107	Page 2 of 13

1

NAMES OF REPORTING PERSONS.

I.R.S. Identification Nos. of above person (entities only)

Maryhelen Scattergood, as trustee of the TR FBO ELIZABETH SCATTERGOOD

MARYHELEN SCATTERGOOD TTEE U/A DTD 03/05/1997

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,850 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

20,850 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,850 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

.041% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	518414107	Page 3 of 13

1

NAMES OF REPORTING PERSONS.

I.R.S. Identification Nos. of above person (entities only)

Maryhelen Scattergood, as trustee of the TRUST FBO ANNE SCATTERGOOD TR

MARYHELEN SCATTERGOOD TTEE U/A DTD 03/05/1997

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,850 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

20,850 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,850 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

.041% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	518414107	Page 4 of 13

1

NAMES OF REPORTING PERSONS.

I.R.S. Identification Nos. of above person (entities only)

Maryhelen Scattergood, as trustee of the TRUST FBO M HELEN SCATTERGOOD TR MARYHELEN SCATTERGOOD TTEE U/A DTD 03/05/1997

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,850 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

20,850 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,850 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

.041% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	518414107	Page 5 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) 1914 Advisors
23-1720062

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,479,584 (3) (4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

2,479,584 (3) (4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,479,584 (3) (4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.82% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	518414107	Page 6 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Harold F. Scattergood Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,922,274

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,542,134 (1) (3) (4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,922,274

WITH:	8	SHARED DISPOSITIVE POWER

		2,542,134 (1) (3) (4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,464,408 (1) (3) (4)

	2,096,324
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.68% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	518414107	Page 7 of 13

Item 1(a)	Name of Issuer:

Lattice Incorporated

Item 1(b)	Address of Issuer’s Principal Executive Offices:

7150 N. Park Drive, Suite 500, Pennsauken, New Jersey 08109

Item 2(a)	Name of Persons Filing:

Maryhelen Scattergood, as trustee of the TR FBO Elizabeth Scattergood Maryhelen Scattergood TTEE U/A DTD 3/05/1997
Maryhelen Scattergood, as trustee of the Trust FBO Anne Scattergood TR Maryhelen Scattergood TTEE U/A DTD 3/05/1997
Maryhelen Scattergood, as trustee of the Trust FBO M Helen Scattergood Maryhelen Scattergood TTEE U/A DTD 3/05/1997
1914 Advisors
Harold F. Scattergood Jr.

Items 2(b)	Address of Principal Business Office, or, if none, Residence:
Maryhelen Scattergood, as trustee of the TR FBO Elizabeth Scattergood Maryhelen Scattergood TTEE U/A DTD 3/05/1997 : 4 Tower Bridge Suite 300, West Conshohocken, PA 19428
Maryhelen Scattergood, as trustee of the Trust FBO Anne Scattergood TR Maryhelen Scattergood TTEE U/A DTD 3/05/1997 : 4 Tower Bridge Suite 300, West Conshohocken, PA 19428
Maryhelen Scattergood, as trustee of the Trust FBO M Helen Scattergood Maryhelen Scattergood TTEE U/A DTD 3/05/1997 : 4 Tower Bridge Suite 300, West Conshohocken, PA 19428
1914 Advisors: 4 Tower Bridge Suite 300, West Conshohocken, PA 19428 Harold F. Scattergood Jr.: 4 Tower Bridge Suite 300, West Conshohocken, PA 19428

Item 2(c)	Citizenship:

Maryhelen Scattergood, as trustee of the TR FBO Elizabeth Scattergood Maryhelen Scattergood TTEE U/A DTD 3/05/1997 : United States
Maryhelen Scattergood, as trustee of the Trust FBO Anne Scattergood TR Maryhelen Scattergood TTEE U/A DTD 3/05/1997 : United States
Maryhelen Scattergood, as trustee of the Trust FBO M Helen Scattergood Maryhelen Scattergood TTEE U/A DTD 3/05/1997 : United States
1914 Advisors, with its principal place of business being located at 4 Tower Bridge Suite 300, West Conshohocken, PA 19428: United States
Harold F. Scattergood Jr.: United States

Item 2(d)	Title of Class of Securities:

$0.01 par value Common Stock

Item 2(e)	CUSIP Number:

518414107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No.	518414107	Page 8 of 13

A.	Maryhelen Scattergood, as trustee of the TR FBO Elizabeth Scattergood Maryhelen Scattergood TTEE U/A DTD 3/05/1997

(a)	Amount beneficially owned: 20,850 (1)

(b)	Percent of class: .041% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 20,850 (1)

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 20,850 (1)

B.	Maryhelen Scattergood, as trustee of the Trust FBO Anne Scattergood TR Maryhelen Scattergood TTEE U/A DTD 3/05/1997

(a)	Amount beneficially owned: 20,850 (1)

(b)	Percent of class: .041% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 20,850 (1)

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 20,850 (1)

C.	Maryhelen Scattergood, as trustee of the Trust FBO M Helen Scattergood TR Maryhelen Scattergood TTEE U/A DTD 3/05/1997

(a)	Amount beneficially owned: 20,850 (1)

(b)	Percent of class: .041% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 20,850 (1)

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 20,850 (1)

CUSIP No.	518414107	Page 9 of 13

D.	1914 Advisors

(a)	Amount beneficially owned: 2,479,584 (3) (4)

(b)	Percent of class: 4.82% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: - 0 -

(ii)	Shared power to vote or to direct the vote: 2,479,584 (3) (4)

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 2,479,584 (3) (4)

E.	Harold F. Scattergood Jr.

(a)	Amount beneficially owned: 4,464,408 (1) (3) (4)

(b)	Percent of class: 8.68% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,922,274

(ii)	Shared power to vote or to direct the vote: 2,542,134 (1) (3) (4)

(iii)	Sole power to dispose or to direct the disposition of: 1,922,274

(iv)	Shared power to dispose or to direct the disposition of: 2,542,134 (1) (3) (4)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Explanatory Notes:

(1) TR FBO Elizabeth Scattergood Maryhelen Scattergood TTEE U/A DTD 3/05/1997 (the “E. Scattergood Trust”) is the beneficial owner of the 20,850 shares of common stock set forth in this report. Trust FBO Anne Scattergood TR Maryhelen Scattergood TTEE U/A DTD 3/05/1997 (the “A. Scattergood Trust”) is the beneficial owner of the 20,850 shares of common stock set forth in this report. Trust FBO M Helen Scattergood TR Maryhelen Scattergood TTEE U/A DTD 3/05/1997 (the “M. Scattergood Trust,” and together with the E. Scattergood Trust and the A. Scattergood Trust, the “Trusts”) is the beneficial owner of the 20,850 shares of common stock set forth in this report. Maryhelen Scattergood is the trustee of each of the Trusts, and, in that capacity, has voting and dispositive control over the shares collectively held by the Trusts. Maryhelen Scattergood, the wife of Harold F. Scattergood Jr., shares the same household as Harold F. Scattergood Jr. As such, Maryhelen Scattergood and Harold F. Scattergood Jr. may be deemed to have shared voting and dispositive power over the 62,550 shares collectively held by the Trusts set forth in this report.

CUSIP No.	518414107	Page 10 of 13

(2) Percentage ownership is based on the issuer having 51,431,265 shares outstanding as set forth in its Form 10-Q filed November 14, 2014.

(3) 1914 Advisors, a division of Boenning & Scattergood, Inc., is the beneficial owner of the 2,479,584 shares of common stock set forth in this report. 1914 Advisors has an agreement with Institutional Shareholder Services Inc., an independent third party (“ISS”), which grants ISS the right to vote the shares of common stock set forth in this report. However, 1914 Advisors can rescind such agreement at any time and vote the shares of common stock set forth in this report (although 1914 Advisors does not rescind such agreements as a matter of practice). Harold F. Scattergood Jr. is the financial advisor of 1914 Advisors, and, in that capacity, has the right to act on behalf of 1914 Advisors. As such, Harold F. Scattergood Jr. may be deemed to have shared voting and dispositive power over the 2,479,584 shares set forth in this report.

(4) Includes 2,423,484 shares of common stock (“the “LCLR Shares”) held by LCLR Limited (“LCLR”), who is a client of 1914 Advisors. Pursuant to an agreement with LCLR, 1914 Advisors has the power to vote and/or dispose of the LCLR Shares. However, LCLR can rescind such agreement at any time and vote and/or dispose of the LCLR Shares. As such, 1914 Advisors may be deemed to have shared voting and dispositive power over the 2,423,484 shares held by LCLR. LCLR files a separate report pursuant to Rule 13d-1(c) with respect to the LCLR shares.

CUSIP No.	518414107	Page 11 of 13

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: February 10, 2015

/s/ Maryhelen Scattergood
Maryhelen Scattergood, as trustee of the TR FBO Elizabeth Scattergood Maryhelen Scattergood TTEE U/A DTD 3/05/1997

/s/ Maryhelen Scattergood
Maryhelen Scattergood, as trustee of the Trust FBO Anne Scattergood TR Maryhelen Scattergood TTEE U/A DTD 3/05/1997

/s/ Maryhelen Scattergood
Maryhelen Scattergood, as trustee of the Trust FBO M Helen Scattergood TR Maryhelen Scattergood TTEE U/A DTD 3/05/1997

1914 Advisors

By:	/s/ Stacey Rivkin____________________________________________
Stacey Rivkin, Authorized Signatory

/s/ Harold F. Scattergood Jr.
Harold F. Scattergood Jr.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.	518414107	Page 12 of 13

EXHIBIT INDEX

EXHIBIT REFERENCE	DESCRIPTION
A	Agreement to Jointly File Amendment to Schedule 13G

CUSIP No.	518414107	Page 13 of 13

AGREEMENT TO JOINTLY FILE AMENDMENT TO SCHEDULE 13G

AGREEMENT dated as of February 10, 2015 by and among Maryhelen Scattergood, as trustee of the TR FBO Elizabeth
Scattergood Maryhelen Scattergood TTEE U/A DTD 3/05/1997, Maryhelen Scattergood, as trustee of the Trust FBO Anne Scattergood TR Maryhelen Scattergood TTEE U/A DTD 3/05/1997, Maryhelen Scattergood, as trustee of the Trust FBO M Helen Scattergood TR Maryhelen Scattergood TTEE U/A DTD 3/05/1997, 1914 Advisors and Harold F. Scattergood Jr. (collectively, the “Reporting Persons”).

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing:

NOW, THEREFORE, the Reporting Persons hereby agree as follows:

1.	The Amendment to Schedule 13G with respect to Lattice Incorporated, to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

2.	Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.

     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

/s/ Maryhelen Scattergood
Maryhelen Scattergood, as trustee of the TR FBO Elizabeth Scattergood Maryhelen Scattergood TTEE U/A DTD 3/05/1997

/s/ Maryhelen Scattergood
Maryhelen Scattergood, as trustee of the Trust FBO Anne Scattergood TR Maryhelen Scattergood TTEE U/A DTD 3/05/1997

/s/ Maryhelen Scattergood
Maryhelen Scattergood, as trustee of the Trust FBO M Helen Scattergood TR Maryhelen Scattergood TTEE U/A DTD 3/05/1997

1914 Advisors

By: /s/ Stacey Rivkin_____________________________________________
Stacey Rivkin, Authorized Signatory

/s/ Harold F. Scattergood Jr.
Harold F. Scattergood Jr.

EXHIBIT A